UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____4____)*

Forte Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

34962G109
(CUSIP Number)

Braden Leonard, BML Capital Management, LLC 65 E Cedar - Suite 2. Zionsville, IN 46077 Phone : 317-344-2447
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
BML Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1735075

	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
1735075

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1735075

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.78

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

Item 1.  Security and Issuer.
This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Forte Biosciences, Inc, Inc., a Delaware corporation (the “Issuer”).

Item 2.  Identity and Background.

a.	Name
BML Capital Management, LLC - The business address of BML Capital Management, LLC, is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC, is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

b.	Residence or Business Address

See above, Item 2(a)

c.	Occupation

See above, Item 2(a)

d.	Convictions
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

e.	Civil Judgments

During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship

Braden M. Leonard is a citizen of the United States of America.

Item 3.  Source or Amount of Funds or Other Consideration.

BML Investment Partners, L.P. holds 1,735,075 shares of Common Stock which were acquired using working capital

Item 4.  Purpose of Transaction.

State the purpose or purposes of the acquisition of securities of the issuer:

BML Investment Partners, L.P. (the "Reporting Person") acquired the Common Stock beneficially owned by the Reporting Person in the ordinary course of purchasing, selling and investing in securities.

BML plans to vote its shares in favor of proposals put forth by Camac Partners, LLC (“Camac”) and ATG Capital Management, LLC (“ATG”).

All of the shares of Common Stock reported herein as being beneficially owned by the Reporting Person were acquired for investment purposes. Except as set forth herein, the Reporting Person does not have any plans or proposals that relate to or would result in any of the transactions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, market conditions or other factors.

Describe any plans or proposals which relate to or would result in:

a.	An Acquisition or Disposition
See above.
b.	A Corporate Transaction:
See above.
c.	A Sale or Transfer of Assets:
See above.
d.	A Change in Board of Directors:
See above.
e.	A Change in Capitalization:
See above.
f.	Other Material Change:
See above.
g.	Changes to Charter
See above.
h.	Causing Delisting:
See above.
i.	Termination of Registration:
See above.
j.	A Similar Action:
 See above.

Item 5.  Interest in Securities of the Issuer.

a.	State the aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2. As of Sept 15, 2023, BML Investment Partners owns 1,735,071 shares of the issuer, which represents 4.78% of the shares outstanding.

b.	For each person named, indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
The Fund has sole voting and dispositive power over the shares reported herein
c.	Describe any transactions that were effected during the past sixty days or since the most recent filing of Schedule 13D.

Transaction Date	Shares Purchased (Sold)	Price per Share or Unit

d.	If any other person is known to have the right to receive or direct dividends or proceeds from the sale of securities, a statement to that effect should be included:None

e.	The date the reporting person ceased to be the beneficial owner of more than five percent of the class of securities: (If applicable)8/14/23

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer:
N/A

Item 7.  Material to Be Filed as Exhibits.

 N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:September 15, 2023

COMPANY NAME
BML Capital Management, LLC
By:	/s/ Braden M Leonard
Name: Braden M Leonard
Title:Managing Member